Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

February 5, 2025

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp. Amendment No. 2 to Draft Registration Statement on Form S-1 Filed December 19, 2024 CIK No. 0001994214

Dear Mr. Beukenkamp and Mr. Field:

By your letter dated January 14, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amendment No. 2”), submitted to the Staff on December 19, 2024, by our client, Nomadar Corp. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing the Registration Statement (“Registration Statement”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 2 to Registration Statement on Form S-1 Submitted December 20, 2024

Organization Structure, page 7

1.	We note your response to prior comment 6 and reissue in part. Please revise your organizational structure to reflect the Class A and Class B holdings and respective voting power held by public, non-affiliated, stockholders. We note that “Other Registered Stockholders” reflected in the diagram includes Nomadar directors and officers.

Response: The Company respectfully advises the Staff that it has revised the organizational structure table in the Registration Statement to reflect the Class A and Class B holdings and respective voting power held by public, non-affiliated, stockholders. Please see pages 7 and 57 of the Registration Statement for more information.

February 5, 2025 Page 2	dentons.com

Prospectus Summary

Capital Requirements, page 7

2.	We note your response to prior comment 2 and reissue in part. Please revise your disclosure here and in your risk factor beginning “We will need additional capital to fund...”, similar to your cover page, to state clearly that you currently do not have the required funding to develop Sportech City. We note your statement that a mixed financing plan has been “at least formulated.”

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Registration Statement to state clearly that the Company currently does not have the required funding to develop Sportech City. Please see pages 7 and 9 of the Registration Statement for more information.

Risk Factors

Risks Related to This Direct Listing and Ownership of Our Common Stock

We will be a “controlled company” within the meaning of the Nasdaq Stock Market..., page 29

3.	We note your response to prior comment 1 and reissue in part. Please further revise your disclosure here to state specifically the matters that the controlling shareholders have the ability to control requiring shareholder approval (i.e., the election of directors, amendment of the organizational documents, and approval of major corporate transactions, such as a change in control, consolidation, or sale of the company or assets).

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Registration Statement to state specifically examples the matters that the controlling shareholders have the ability to control requiring shareholder approval. Please see page 29 of the Registration Statement for more information.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB